UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information to be included in Statements filed Pursuant
           to Rules 13d-1(b)(c), and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b)
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                            Illuminet Holdings, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)


                        Common stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    452334105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the  appropriate box to designate the rule pursuant to which this
         Schedule is filed:

                  |_|      Rule 13d-1(b)

                  |_|      Rule 13d-1(c)

                  |X|      Rule 13d-1(d)


* The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Issuer:  Illuminet Holdings, Inc.

CUSIP No. 452334105                     13G                    Page 2 of 7 Pages
--------------------                                              ----  ----



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The  Trustees of the TDS Voting Trust under  Agreement  dated June 30,
          1989

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|

 3        SEC USE ONLY

 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                        5       SOLE VOTING POWER
              NUMBER OF                         Not Applicable
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH

6         SHARED  VOTING POWER - 2,539,476 shares common stock.1

7         SOLE DISPOSITIVE POWER

          Not Applicable

8         SHARED DISPOSITIVE POWER

          Same as 6

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) - Reporting person beneficially owns 10.0% of the Class A common stock and less than 1% of the common stock of the Issuer, representing approximately 8.49% of the Issuer's outstanding classes of common stock and Issuer's voting power.

12        TYPE OF REPORTING PERSON*
          OO
---------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
1
--------
1 These amounts include 947 shares of Class A common stock and options for 12,254 shares of Class A common stock owned by Gregory J. Wilkinson, a Director and Vice-Chairman of Illuminet Holdings, Inc. and Vice-President and Corporate Secretary of Telephone and Data Systems, Inc. These amounts also include 448 shares underlying options owned by Mr. Wilkinson. The 947 shares of Class A common stock, the Class A options and the common share options will be transferred to Telephone and Data Systems, Inc. In the case of the 947 shares, the transfer will take place after transfer restrictions lapse and in the case of the option shares, the transfer will take place after the options are exercised. On April 5, 2000, each share of Class A common stock will automatically convert into four shares of common stock. Except for this conversion feature, all of the rights of holders of Class A common stock and holders of common stock will be equivalent, and the two classes of stock will be treated as one group for all voting, dividend and other matters.

Issuer:  Illuminet Holdings, Inc.

CUSIP No. 452334105                     13G                    Page 3 of 7 Pages
--------------------                                              ----  ----



 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Telephone and Data Systems, Inc.

 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |X|
                                                                        (b) |_|

 3        SEC USE ONLY

 4        CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware

                                        5       SOLE VOTING POWER
              NUMBER OF                         Not Applicable
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH
              REPORTING
               PERSON
                WITH

6         SHARED  VOTING POWER - 2,539,476 shares of common stock.1

7         SOLE DISPOSITIVE POWER

          Not Applicable

8         SHARED DISPOSITIVE POWER

          Same as 6

9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Same as 6

10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

          Not Applicable

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) -Reporting person beneficially owns 10.0% of the Class A common stock and less than 1% of the common stock of the Issuer, representing approximately 8.49% of the Issuer's outstanding classes of common stock and Issuer's voting power.

12        TYPE OF REPORTING PERSON*

          CO
---------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
1
-------
1 These amounts include 947 shares of Class A common stock and options for 12,254 shares of Class A common stock owned by Gregory J. Wilkinson, a Director and Vice-Chairman of Illuminet Holdings, Inc. and Vice-President and Corporate Secretary of Telephone and Data Systems, Inc. These amounts also include 448 shares underlying options owned by Mr. Wilkinson. The 947 shares of Class A common stock, the Class A options and the common share options will be transferred to Telephone and Data Systems, Inc. In the case of the 947 shares, the transfer will take place after transfer restrictions lapse and in the case of the option shares, the transfer will take place after the options are exercised. On April 5, 2000, each share of Class A common stock will automatically convert into four shares of common stock. Except for this conversion feature, all of the rights of holders of Class A common stock and holders of common stock will be equivalent, and the two classes of stock will be treated as one group for all voting, dividend and other matters.

Schedule 13G
Issuer: Illuminet Holdings, Inc.
Page 4 of 7


Item 1.           (a)      Name of Issuer:

                           Illuminet Holdings, Inc.

                  (b)      Address of Issuers's Principal Executive Offices:

                           4501 Intelco Loop, S.E.
                           PO Box 2909
                           Lacey, Washington 98503

Item 2.           (a)      Name of Person Filing:

                           The Trustees of the Voting Trust under Agreement dated June 30, 1989 ("The Voting Trust")1, Telephone and Data Systems, Inc. ("TDS"), are filing this
                           Schedule 13G concerning their direct and indirect beneficial ownership of the Class A common stock and common stock of the Issuer.


                  (b)      Address  of  Principal  Business  Office or, if None,
                           Residence:

                           c/o Telephone and Data Systems, Inc.
                           30 North LaSalle Street
                           Suite 4000
                           Chicago, Illinois 60602

                  (c)      Citizenship:

                           See cover page, Item 4.

                  (d)      Title of Class of Securities:

                           Class A common stock, $0.01 par value
                           common stock, $0.01 par value

                  (e)      CUSIP Number:

                           452334105

Item 3.           (a) - (j)  If this statement is filed pursuant to Rule 13d-1
                             (c), check this box.    |X|


Item 4.           Ownership

                  (a)      Amount Beneficially Owned as of December 31, 1999:

                  The Voting Trust.

                  The Trustees of the Voting Trust pursuant to Agreement dated June 30, 1989, as amended, are LeRoy T. Carlson, Jr., Walter
                  C. D. Carlson, Letitia G. C. Carlson and Donald C. Nebergall. The Voting Trust is the direct beneficial owner of TDS Series A Common Shares.

                  TDS.

                  The Voting Trust holds and the trustees vote 6,359,808 Series A Common Shares of TDS, representing approximately 51% of the outstanding voting power of all shares of capital stock of TDS Series A Common Shares and TDS Common Shares. By reason of such ownership, The Voting Trust controls the election of a majority of the directors of TDS and a majority of the voting power on all
--------
1 The Trustees of the Voting Trust pursuant to Agreement dated June 30, 1989, a amended (hereby incorporated by reference to Exhibit 9.1 in the Annual Report on Form 10-K for the year ended December 31, 1995 of Telephone and Data Systems, Inc.): LeRoy T. Carlson, Jr., Walter C. D. Carlson, Letitia G. C. Carlson and Donald C. Nebergall.

Schedule 13G
Issuer: Illuminet Holdings, Inc.
Page 5 of 7


                  other matters subject to a vote of the shareholders of TDS. TDS shares voting power with respect to 634,757 shares of Class A Common Stock and 448 shares of Common Stock of the Issuer.

                  (b)      Percent of Class:

                                         Class A
                                       common stock*    common stock      Total
                                       -------------    ------------      ------
    Telephone and Data Systems, Inc.       10.0%              **           8.49%

                                    *       Each  share of Class A common  stock
                                            will be automatically converted into
                                            four shares of common stock on April
                                            5, 2000.

                                    **      Less than 1%


                  (c) Number of shares as to which such person has:

                           (i)      Sole power to vote or to direct the vote:

                                    Not Applicable


                           (ii) Shared power to vote or to direct the vote:


                                                                        common
                                          Class A                      stock (as
                                        common stock*   common stock  converted)
                                        -------------   ------------  ----------
  Telephone and Data Systems, Inc.       634,757             448       2,539,476

                                    *       Each  share of Class A common  stock
                                            will be automatically converted into
                                            four shares of common stock on April
                                            5, 2000.

                           (iii) Sole power to dispose or to direct the disposition of:

                                    Not Applicable


                           (iv) Shared power to dispose or to direct the disposition of:

                                                                        common
                                       Class A                         stock (as
                                     common stock*     common stock   converted)
                                     -------------     ------------   ----------
  Telephone and Data Systems, Inc.       634,757            448        2,539,476

                                    *       Each  share of Class A common  stock
                                            will be automatically converted into
                                            four shares of common stock on April
                                            5, 2000.


Item 5.           Ownership of Five Percent or Less of a Class.

                  Not Applicable

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Schedule 13G
Issuer: Illuminet Holdings, Inc.
Page 6 of 7


Item 8.           Identification and Classification of Members of the Group.

                  (i)      Identification:

                           The  Trustees  of  the  Voting   Trust   pursuant  to
                           Agreement dated June 30, 1989, as amended Telephone and Data Systems, Inc.


                  (ii)     Classification:

                           None  of  the  members  of  the  group  is  a  person
                           identified   under  Item  3  of  Schedule  13G.  This
                           statement is being filed pursuant to Rule 13d-1(c).

Item 9.           Notice of Dissolution of Group.

                  Not Applicable

Item 10.          Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G
Issuer: Illuminet Holdings, Inc.
Page 7 of 7



                             JOINT FILING AGREEMENT

                  The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 11,  2000 TRUSTEES OF THE VOTING TRUST UNDER AGREEMENT
                            DATED JUNE 30, 1989


                             /s/ Walter C. D. Carlson*
                             --------------------------------------------------
                             Walter C. D. Carlson


                             /s/ Letitia G. C. Carlson*
                             --------------------------------------------------
                             Letitia G. C. Carlson


                             /s/ Donald C. Nebergall*
                             --------------------------------------------------
                             Donald C. Nebergall


                            *By:
                             /s/ LeRoy T. Carlson, Jr.
                            ---------------------------------------------------
                            LeRoy T. Carlson, Jr.
                            Trustee and as Attorney-in-Fact for above Trustees*

                                                     *Pursuant  to Joint  Filing
                                                     Agreement   and   Power  of
                                                     Attorney   which  has  been
                                                     separately  filed  with the
                                                     Securities   and   Exchange
                                                     Commission      and      is
                                                     incorporated  by  reference
                                                     herein.

                            TELEPHONE AND DATA SYSTEMS, INC.


                            By: /s/ LeRoy T. Carlson, Jr.
                               ------------------------------------------------
                            LeRoy T. Carlson, Jr.
                            President
























                         Signature Page to Schedule 13G
    relating to the indirect beneficial ownership of Illuminet Holdings, Inc.
                       by Telephone and Data Systems, Inc.